UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“2017 Interim Condensed Consolidated Financial Statements of Syngenta AG”

Herewith we are filing the Interim Condensed Consolidated Financial Statements of Syngenta AG, for the six months ended June 30, 2017. The full text is the following:

# # #

Syngenta Group

Interim Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto have been prepared in accordance with IAS 34, “Interim Financial Reporting”, as disclosed in Note 1 below. They do not contain all of the information which IFRS would require for a complete set of financial statements and should be read in conjunction with the annual consolidated financial statements.

Condensed Consolidated Income Statement

for the six months ended June 30, ($m, except share and per share amounts)	2017	2016
Sales	6,920	7,094
Cost of goods sold	(3,466)	(3,572)
Gross profit	3,454	3,522
Marketing and distribution	(1,075)	(1,029)
Research and development	(646)	(657)
General and administrative:
Restructuring	(151)	(104)
Other general and administrative	(406)	(381)
Operating income	1,176	1,351
Income from associates and joint ventures	2	5
Financial expense, net	(77)	(130)
Income before taxes	1,101	1,226
Income tax expense	(174)	(160)
Net income	927	1,066
Attributable to:
Syngenta AG shareholders	928	1,064
Non-controlling interests	(1)	2
Net income	927	1,066
Earnings per share ($):
Basic	10.05	11.58
Diluted	10.05	11.58
Weighted average number of shares:
Basic	92,326,831	91,907,359
Diluted	92,350,693	91,907,359

All activities were in respect of continuing operations.

Syngenta – July 26, 2017 / Page 1 of 20

Condensed Consolidated Statement of Comprehensive Income

For the six months ended June 30, ($m)	2017	2016
Net income	927	1,066
Components of other comprehensive income (OCI)
Items that will not be reclassified to profit or loss:
Losses on equity investments at fair value through OCI	(1)	(7)
Actuarial gains/(losses) of defined benefit post-employment plans	115	(655)
Income tax relating to items that will not be reclassified to profit or loss	(27)	148
	87	(514)
Items that may be reclassified subsequently to profit or loss:
Unrealized losses on derivatives designated as cash flow and net investment hedges and related hedging costs	(8)	(42)
Currency translation effects	299	(9)
Income tax relating to items that may be reclassified subsequently to profit or loss	5	63
	296	12
Total OCI	383	(502)
Total comprehensive income	1,310	564
Attributable to:
Syngenta AG shareholders	1,310	562
Non-controlling interests	-	2
Total comprehensive income	1,310	564

All activities were in respect of continuing operations.

During the six months ended June 30, 2017, in respect of cash flow hedges, losses of $25 million (2016: losses of $58 million) were recognized in OCI and losses of $17 million (2016: losses of $16 million) were reclassified from OCI to profit and loss. Income tax of $1 million was debited to OCI (2016: $6 million credited to OCI) in respect of these movements.

Syngenta – July 26, 2017 / Page 2 of 20

Condensed Consolidated Balance Sheet

($m)	June 30, 2017	June 30, 2016	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	2,682	1,960	1,284
Trade receivables	6,202	6,072	4,543
Other accounts receivable	626	705	570
Inventories	3,833	3,945	3,884
Derivative and other financial assets	393	411	500
Other current assets	356	349	386
Income taxes recoverable	250	236	189
Total current assets	14,342	13,678	11,356
Non-current assets:
Property, plant and equipment	3,365	3,389	3,298
Intangible assets	2,956	2,993	2,863
Deferred tax assets	875	849	941
Financial and other non-current assets	457	411	440
Investments in associates and joint ventures	178	173	170
Total non-current assets	7,831	7,815	7,712
Total assets	22,173	21,493	19,068
Liabilities and equity
Current liabilities:
Trade accounts payable	(3,798)	(3,836)	(3,338)
Contract liabilities	(208)	-	-
Current financial debt and other financial liabilities	(3,032)	(2,509)	(1,047)
Income taxes payable	(568)	(474)	(526)
Other current liabilities	(988)	(1,118)	(1,174)
Provisions	(176)	(210)	(182)
Total current liabilities	(8,770)	(8,147)	(6,267)
Non-current liabilities:
Financial debt and other non-current liabilities	(2,892)	(3,559)	(3,077)
Deferred tax liabilities	(633)	(595)	(610)
Provisions	(1,046)	(1,290)	(1,143)
Total non-current liabilities	(4,571)	(5,444)	(4,830)
Total liabilities	(13,341)	(13,591)	(11,097)
Shareholders’ equity:
Total shareholders’ equity	(8,811)	(7,881)	(7,950)
Non-controlling interests	(21)	(21)	(21)
Total equity	(8,832)	(7,902)	(7,971)
Total liabilities and equity	(22,173)	(21,493)	(19,068)

Syngenta – July 26, 2017 / Page 3 of 20

Condensed Consolidated Cash Flow Statement

For the six months ended June 30,

($m)	2017	2016 (reclassified1)
Income before taxes	1,101	1,226
Reversal of non-cash and other reconciling items	478	575
Cash (paid)/received in respect of:
Interest and other financial receipts	179	150
Interest and other financial payments	(208)	(233)
Income taxes	(145)	(162)
Restructuring costs	(15)	(39)
Contributions to pension plans, excluding restructuring costs	(71)	(75)
Other provisions	(13)	(36)
Share based compensation	(276)	-
Operating cash flow before change in net working capital	1,030	1,406
Change in net working capital:
Change in inventories	195	347
Change in trade and other working capital assets	(1,629)	(1,717)
Change in trade and other working capital liabilities	551	452
Cash flow from operating activities	147	488
Additions to property, plant and equipment	(131)	(157)
Purchases of intangible assets, investments in associates and other financial assets	(63)	(65)
Proceeds from disposals of non-current assets	68	20
Proceeds from disposals of marketable securities	49	-
Acquisitions and divestments, net	(14)	60
Cash flow used for investing activities	(91)	(142)
Proceeds from increase in third party interest-bearing debt	2,019	1,838
Repayments of third party interest-bearing debt	(243)	(365)
Sales/(purchases) of treasury shares and options over own shares, net	24	33
Distributions paid to shareholders	(470)	(1,040)
Cash flow from (used for) financing activities	1,330	466
Net effect of currency translation on cash and cash equivalents	12	7
Net change in cash and cash equivalents	1,398	819
Cash and cash equivalents at the beginning of the period	1,284	1,141
Cash and cash equivalents at the end of the period	2,682	1,960
1	see Note 9.

Syngenta – July 26, 2017 / Page 4 of 20

Condensed Consolidated Statement of Changes in Equity

	Attributable to Syngenta AG shareholders
($m)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total share-holders’ equity	Non-controlling interests	Total equity
January 1, 2016	6	3,430	(421)	(72)	(1,042)	6,500	8,401	19	8,420
Net income						1,064	1,064	2	1,066
OCI				(43)	48	(507)	(502)	-	(502)
Total comprehensive income	-	-	-	(43)	48	557	562	2	564
Share-based payments and income tax thereon			87			(129)	(42)		(42)
Distributions paid to shareholders						(1,040)	(1,040)		(1,040)
June 30, 2016	6	3,430	(334)	(115)	(994)	5,888	7,881	21	7,902
January 1, 2017	6	3,416	(125)	(49)	(1,316)	6,018	7,950	21	7,971
Net income						928	928	(1)	927
OCI				(10)	299	93	382	1	383
Total comprehensive income	-	-	-	(10)	299	1,021	1,310	-	1,310
Share-based payments and income tax thereon			58			(37)	21		21
Distributions paid to shareholders						(470)	(470)		(470)
June 30, 2017	6	3,416	(67)	(59)	(1,017)	6,532	8,811	21	8,832

On May 16, 2017, a special dividend of CHF 5.00 ($5.05) per share was paid to Syngenta AG shareholders, as further disclosed in Note 4. In 2016, a dividend of CHF 11.00 ($11.32) per share was paid to Syngenta AG shareholders in respect of 2015.

Syngenta – July 26, 2017 / Page 5 of 20

Syngenta Group

Notes to Interim Condensed Consolidated Financial Statements

Note 1: Basis of preparation

Nature of operations: Syngenta AG (“Syngenta”) is a world leading agribusiness operating in the crop protection, seeds, controls and flowers markets. Crop protection chemicals include herbicides, insecticides, fungicides and seed treatments to control weeds, insects and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. In Seeds, Syngenta operates in the high value commercial sectors of field crops (including corn, oilseeds and cereals) and vegetables. The controls business provides turf and landscape and professional pest management products, and the flowers business provides flower seeds, cuttings and young plants, to professional growers and consumers.

Basis of presentation and accounting policies: The condensed consolidated financial statements for the six months ended June 30, 2017 and 2016 incorporate the financial statements of Syngenta AG and of all of its subsidiaries (“Syngenta Group”). They have been prepared in accordance with IAS 34, “Interim Financial Reporting” and, except as disclosed in note 3 below, with the accounting policies described in Notes 2 and 29 to Syngenta’s 2016 annual consolidated financial statements. Syngenta prepared its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The condensed consolidated financial statements were authorized for issue by the Board of Directors on July 25, 2017.

The condensed consolidated financial statements are presented in United States dollars ($) as this is the major currency in which revenues are denominated. Financial figures are presented in millions of dollars ($m) except where otherwise stated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Syngenta – July 26, 2017 / Page 6 of 20

Note 2: Seasonality of operations

The timing of Syngenta’s sales, profit and cash flows throughout the year is significantly influenced by seasonal factors. Operating in the agriculture sector, sales of Syngenta’s products principally occur before and during the growing season. Because many of Syngenta’s largest markets are in the northern hemisphere, which has a spring growing season, significantly more sales occur and profit is earned during the first half of the year than in the second half. Collections of trade accounts receivable from customers in these northern hemisphere markets largely occur during the second half of the year. As a result, operating cash flow typically is significantly lower during the first half of the year than during the second half.

Note 3: Adoption of new IFRSs

Syngenta has early adopted IFRS 15 “Revenue from Contracts with Customers” with a date of initial application of January 1, 2017. IFRS 15 requires Syngenta to recognize revenue for sales of products as it transfers control over those products to customers, which generally occurs on delivery and is determined by the agreed delivery terms. This is consistent with the timing of revenue recognition in accordance with the previous standard, IAS 18. No incremental costs have been capitalized on adoption of IFRS 15 because lead times for individual orders are less than one year, costs directly attributable to obtaining contracts are already recognized as intangible assets and costs to fulfil contracts are already recognized as inventories. Syngenta has used the modified retrospective transition method, under which the effect of initially applying IFRS 15 is adjusted against the opening balance of equity at January 1, 2017. For the reasons described above, this effect is not material for Syngenta. Under this transition method, comparative information for prior periods has not been restated and continues to be reported in accordance with the previous standard, IAS 18.

IFRS 15 requires the value of third party products and services Syngenta offers as customer incentives in certain of its loyalty programs to be included in Sales and Cost of goods sold. Because Syngenta defines in contracts with the third party suppliers how customers receive these incentives, it is deemed to be supplying the third party products and services as a principal. Until January 1, 2017, Syngenta accounted for these incentives on a net basis in accordance with IAS 18, and reported Sales and Cost of goods sold included only the value of the Syngenta products supplied. Under IFRS 15, the additional amount that has been reported in Sales and Cost of goods sold for the six months ended June 30, 2017 as a result of this change in presentation was $4 million. This change had no impact on net income.

IFRS 15 also requires contract assets and liabilities to be presented separately in the consolidated financial statements. Accordingly, Syngenta has presented the $208 million amount of contract liabilities at June 30, 2017 on a separate balance sheet line. This amount includes $141 million of customer payments received in advance of product delivery and $67 million of products and services to be delivered to customers under loyalty program offers. In prior periods, the equivalent amounts are included in Trade accounts payable. Accrued liabilities to customers for product returns and rebates in respect of sales recognized up to the balance sheet date continue to be included in Trade accounts payable. Syngenta has not presented a separate line for contract assets at June 30, 2017 because all material relevant assets are presented either as Inventories or Trade receivables.

Syngenta – July 26, 2017 / Page 7 of 20

Additionally, Syngenta has adopted the following new or revised IFRSs from January 1, 2017. These IFRSs have not been early adopted and their adoption had no material impact on these condensed consolidated financial statements:

•	“Recognition of Deferred Tax Assets for Unrealized Losses”, amendments to IAS 12;

•	“Disclosure Initiative”, amendments to IAS 7;

•	Annual Improvements to IFRS Standards” 2014-2016 Cycle.

Note 4: Business combinations, divestments and other significant transactions

2017

Public tender offer for Syngenta AG shares by CNAC Saturn (NL) B.V. (“the Offeror”)

As of March 23, 2016, CNAC Saturn (NL) B.V. (“the Offeror”), a subsidiary of China National Chemical Corporation (ChemChina), a state-owned enterprise of the People’s Republic of China, launched public tender offers in Switzerland and in the United States to acquire all the publicly held Ordinary Shares and, in the U.S. offer, also all American Depositary Shares (ADSs) of Syngenta AG (“the ChemChina Tender Offer”) for $465 per Ordinary Share in cash. On May 10, 2017, it was announced that, as of the end of the Main Offer Period, 76,128,826 Syngenta AG Ordinary Shares (including those represented by ADSs), corresponding to 82.23% of the voting rights, had been tendered in the ChemChina Tender Offer and that the Offer had been successful. On May 31, 2017, it was further announced that, as of the end of the Additional Acceptance Period, the definitive end result of the ChemChina Tender Offer was that the Offeror’s participation was 87,650,988 Syngenta AG Ordinary Shares (including those represented by ADSs), corresponding to 94.68% of the voting rights. Consequently, Syngenta AG’s parent company is now CNAC Saturn (NL) B.V. and its ultimate parent company is ChemChina.

Divestment of Sugar Beet seeds business

On June 9, 2017, Syngenta announced that it had entered into an agreement to sell its global Sugar Beet seeds business to DLF Seeds. The transaction is subject to customary approval requirements (including local employee consultation procedures) and is expected to close by the end of the third quarter of 2017.

2016

On March 15, 2016, Syngenta completed the divestiture of Syngenta Bioline Ltd. (“Bioline”), its beneficial insect breeding business. On June 1, 2016, Syngenta completed the divestiture of its manufacturing operations in Goa, India to Deccan Fine Chemicals India Private Ltd. Neither transaction had individually material proceeds nor led to a material gain or loss; the aggregate net gains on these divestments were $12 million.

Syngenta – July 26, 2017 / Page 8 of 20

ChemChina Tender Offer

Impact of the Offer on the consolidated financial statements

Special dividend

On May 16, 2017, as a result of the ChemChina Tender Offer being declared successful, Syngenta AG paid a special dividend of CHF 5.00 per share.

Amendments to Syngenta’s Equity Plans

On February 1 and 2, 2016 the Syngenta Board of Directors and the Compensation Committee of the Board of Directors, amended Syngenta’s Equity Plans for Directors and Employees, respectively. Under the amended terms of the Equity Plans, on the ChemChina Tender Offer being declared unconditional:

•	all blocking and holding periods for vested shares held in the plans were waived to enable holders of these shares to tender them into the ChemChina Tender Offer during the Additional Acceptance Period;

•	all outstanding share awards and Restricted Share Units were converted into Syngenta shares, deferral and vesting periods were waived, and matching shares were granted, Performance Share Units vested at target levels of performance and were converted into Syngenta shares, options vested and their exercise periods lapsed, and performance options vested at target levels of performance and their exercise periods lapsed. Phantom awards and ADSs have been treated in an analogous way to the above.

On June 7, 2017, Syngenta AG paid $276 million to settle all outstanding awards, other than Syngenta shares to which the Equity Plan participants had acquired valid title before the ChemChina Tender Offer became unconditional, in cash instead of Syngenta shares. As a result of these amendments, Syngenta has applied cash-settled share based payment accounting for these awards. The effect of this change was as follows:

•	$85 million credited to equity up to February 2, 2016 under equity-settled share based payment accounting was reclassified as a liability at that date;

•	$80 million share based payment expense was recognized in function expenses according to where the related personnel costs were charged for the six months ended June 30, 2017 (six months ended June 30, 2016: $41 million), in addition to the $16 million (six months ended June 30, 2016: $29 million) charge that would have been made under equity-settled share based payment accounting;

Under cash-settled share based payment accounting, the fair value of the awards is charged to profit or loss and no equity instruments are assumed to be issued on settlement. Therefore, basic and diluted numbers of shares were the same in respect of cash-settled awards.

Syngenta – July 26, 2017 / Page 9 of 20

Note 5: Revenue

In the tables below, revenue is disaggregated by major product lines and primary geographical market.

The analysis of revenue by major product line is as follows:

For the six months ended June 30, ($m)	2017	2016
Selective herbicides	1,691	1,849
Non-selective herbicides	379	391
Fungicides	1,673	1,758
Insecticides	743	785
Seedcare	416	403
Other crop protection	58	58
Total Crop Protection	4,960	5,244
Corn and soybean	826	768
Diverse field crops	487	449
Vegetables	330	327
Total Seeds	1,643	1,544
Elimination of Crop Protection sales to Seeds	(27)	(30)
Controls	233	223
Flowers	111	113
Group sales	6,920	7,094

The analysis of revenue by primary geographical market is as follows:

For the six months ended June 30, ($m)	2017	2016
Europe, Africa and Middle East	2,825	2,841
North America	2,234	2,228
Latin America	903	1,059
Asia Pacific	958	966
Group sales	6,920	7,094

Syngenta – July 26, 2017 / Page 10 of 20

Note 6: Segmental information

Syngenta is organized on a worldwide basis into five operating segments: the four geographic regions, comprising the Crop Protection and Seeds businesses, and the global Lawn and Garden business, comprising the Flowers and Controls businesses. Some costs do not relate to a geographic destination and are unallocated.

No operating segments have been aggregated to form the above reportable segments.

2017 ($m)	Europe, Africa, Middle East	North America	Latin America	Asia Pacific	Un-allocated	Total regional	Lawn and Garden	Group
Sales	2,679	2,119	875	903	-	6,576	344	6,920
Cost of goods sold	(1,250)	(1,098)	(462)	(470)	(29)	(3,309)	(157)	(3,466)
Gross profit	1,429	1,021	413	433	(29)	3,267	187	3,454
Marketing and distribution	(293)	(276)	(284)	(143)	(2)	(998)	(77)	(1,075)
Research and development	-	-	-	-	(619)	(619)	(27)	(646)
General and administrative	(126)	(76)	(55)	(32)	(250)	(539)	(18)	(557)
Operating income/(loss)	1,010	669	74	258	(900)	1,111	65	1,176
Income from associates and joint ventures								2
Financial expense, net								(77)
Income before taxes								1,101

2016 ($m)	Europe, Africa, Middle East	North America	Latin America	Asia Pacific	Un-allocated	Total regional	Lawn and Garden	Group
Sales	2,692	2,115	1,041	910	-	6,758	336	7,094
Cost of goods sold	(1,265)	(1,113)	(552)	(489)	-	(3,419)	(153)	(3,572)
Gross profit	1,427	1,002	489	421	-	3,339	183	3,522
Marketing and distribution	(278)	(265)	(229)	(136)	(43)	(951)	(78)	(1,029)
Research and development	-	-	-	-	(631)	(631)	(26)	(657)
General and administrative	(99)	(65)	(40)	(30)	(233)	(467)	(18)	(485)
Operating income/(loss)	1,050	672	220	255	(907)	1,290	61	1,351
Income from associates and joint ventures								5
Financial expense, net								(130)
Income before taxes								1,226

All activities were in respect of continuing operations.

Syngenta – July 26, 2017 / Page 11 of 20

Note 7: General and administrative

Other general and administrative increased from 2016 to 2017 by $25 million, including an increase of $22 million in charges for the cash-settlement treatment of equity plans discussed in Notes 4 and 8.

A gain of $33 million was recognized in 2017 on amendments to the Swiss defined benefit pension plan (2016: $nil). Other general and administrative includes losses of $17 million (2016: losses of $27 million) on hedges of forecast transactions, which were recognized during the period. These reductions were partly offset by increased Litigation expenses mainly due to defense costs related to the claims discussed in Note 13 within “Litigation matters”.

Note 8: Restructuring

For the six months ended June 30, ($m)	2017	2016
Accelerating operational leverage programs:
Cash costs	108	88
Non-cash costs	-	(1)

Integrated crop strategy programs:
Cash costs	-	1

Acquisition, divestment and related costs:
Cash costs
Associated with industry consolidation, including ChemChina	5	2
Other acquisition and related integration costs	6	16
Non-cash items	27	(12)

Other non-cash restructuring and impairment:
Other non-current asset impairments	5	10
Total Restructuring	151	104

The above costs are presented within Restructuring in the condensed consolidated income statement.

In addition to the above, of the $96 million share based payment expense charged to the 2017 condensed consolidated income statement, $80 million (2016: $41 million) is the incremental effect of applying cash-settled share based payment accounting due to the share plan amendments related to the ChemChina Tender Offer, as described in Note 4. An additional $9 million was charged for related social costs. The $89 million is presented as costs of the following functions: Cost of goods sold $9 million (2016: $3 million), Marketing and distribution $29 million (2016: $15 million), Research and development $11 million (2016: $5 million), Other general and administrative $40 million (2016: $18 million).

Syngenta – July 26, 2017 / Page 12 of 20

The total of the above material items is presented within the condensed consolidated income statement as follows:

($m)	2017	2016
Cost of goods sold	9	3
Marketing and distribution	29	15
Research and development	11	5
Other general and administrative	40	18
Restructuring	151	104
Total	240	145

Restructuring represents the effect on reported performance of initiating and enabling business changes that are considered major and that, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the incremental costs of closing, restructuring or relocating existing operations, and gains or losses from related asset disposals. Restructuring also includes the costs of analyzing and preparing for potential industry consolidation transactions, including costs associated with the ChemChina takeover offer, as well as the effects of completing and integrating significant business combinations and divestments, including related transaction costs, gains and losses. Recurring costs of normal business operations and routine asset disposal gains and losses are excluded.

Impairment includes impairment losses associated with major restructuring as well as impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability. Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Analysis of restructuring costs

2017

Accelerating operational leverage programs

Cash costs of $108 million, including $16 million of severance and pension charges and $22 million of information systems projects, consist of $46 million for initiatives to restructure marketing and commercial operations, $36 million for projects to improve the effectiveness of back office support, $11 million for Research and Development productivity projects, $13 million for activity to optimize production and supply and $2 million for project management.

Acquisition, divestment and related costs

Cash costs include $5 million of transaction costs related to the ChemChina Tender Offer. Other acquisition and related integration costs include $4 million of transaction costs and $2 million incurred for integration projects. Non-cash items include $33 million to impair the assets of a seeds crop for which a sale agreement has been signed, a $1 million impairment of fixed assets and a gain of $7 million on the sale of product rights in the US.

Syngenta – July 26, 2017 / Page 13 of 20

Other non-cash restructuring

Other non-current asset impairments consist of an additional $5 million for two sites in the US that were classified as held-for-sale at the end of 2016 and sold during the first half of 2017.

2016

Accelerating operational leverage programs

Cash costs of $88 million, including $12 million of severance and pension charges and $20 million of information system projects, consisted of $32 million for projects to improve the effectiveness of back office support, $36 million for initiatives to restructure marketing and commercial operations, $13 million for Research and Development productivity projects, $5 million for activity to optimize production and supply and $2 million for project management. Non-cash costs included various individually small write-downs and gains associated with the above projects.

Integrated crop strategy programs

The integrated crop strategy programs announced in 2011 were substantially complete and final costs in 2016 related to the completion of certain projects initiated before the end of 2015.

Acquisition, divestment and related costs

Cash costs included $2 million of transaction costs related to the ChemChina Tender Offer. Other cash costs included $9 million of transaction costs and $7 million incurred for integration projects, including the divestment of the Bioline beneficial insects breeding business and the Goa manufacturing site and the subsequently cancelled projects to divest the Flowers and Vegetables businesses.

Divestment gains of $12 million consisted of the aggregate gain on the sale of the Bioline beneficial insects breeding business and the sale of the manufacturing site in Goa.

Other non-cash restructuring

The other non-cash asset impairment was the write-down of a building in the US, which was classified as held for sale.

Syngenta – July 26, 2017 / Page 14 of 20

Note 9: Non-cash and other reconciling items included in income before taxes

($m)	2017	2016 (reclassified)
Depreciation, amortization and impairment of:
Property, plant and equipment	172	171
Intangible assets	95	105
Deferred revenue and other gains and losses	(20)	(9)
Charges in respect of share based compensation	96	70
Charges in respect of pension provisions	36	73
Charges in respect of other provisions	21	38
Financial expense, net	77	130
Losses on hedges reported in operating income	3	2
Income from associates and joint ventures	(2)	(5)
Total	478	575

Charges in respect of share based compensation for 2016 have been reclassified within the Condensed Consolidated Cash Flow Statement in order to be consistent with the presentation for the six months ended June 30, 2017.

Note 10: Principal currency translation rates

As an international business selling in over 100 countries and having major manufacturing and research and development facilities in Switzerland, the UK, and the USA, movements in currencies impact Syngenta’s business performance. The principal currencies and exchange rates against the US dollar used in preparing the condensed consolidated financial statements were as follows:

		Average six months ending June 30,		June 30,	June 30,	December 31,
Per $		2017	2016	2017	2016	2016
Brazilian real	BRL	3.18	3.70	3.31	3.21	3.26
Swiss franc	CHF	1.00	0.99	0.96	0.98	1.02
Euro	EUR	0.93	0.90	0.88	0.90	0.95
British pound sterling	GBP	0.79	0.69	0.77	0.74	0.81
Russian ruble	RUB	58.29	70.55	59.22	64.23	61.55
Ukrainian hryvnia	UAH	26.89	25.49	26.08	24.87	27.19

The average rates presented above are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements. The period end rates were used for the preparation of the condensed consolidated balance sheet.

Syngenta – July 26, 2017 / Page 15 of 20

Note 11: Issuances, repurchases and repayments of debt and equity securities

2017

During 2017, no shares were repurchased. No treasury shares were reissued except in accordance with Syngenta’s share based payment plans disclosed in Note 23 to the 2016 annual consolidated financial statements.

With an effective date of May 18, 2017, Syngenta’s committed revolving multi-currency syndicated credit facility was amended and restated. The amount was increased from $2.5 billion to $3.0 billion and the amended contract has a five year maturity with a one year extension option after year one and two. The facility is not subject to a financial covenant as long as at least two of the three rating agencies - Moody's Investors' Services Limited, Standard & Poor's Rating Services and Fitch Ratings Ltd – rate the company investment grade.

During June 2017, in accordance with the Change of Control prepayment conditions of the US$ Private Placement Notes due in 2020, 2025 and 2035, Syngenta Finance N.V. made an offer to prepay the entire unpaid principal amount of $250 million at par, together with accrued interest. Accordingly, Syngenta has reclassified the carrying amount of these Notes from non-current financial debt to current financial debt in the June 30, 2017 consolidated balance sheet. On July 20, 2017, $147 million of the notes were repaid upon settlement of the offer.

2016

During 2016, no shares were repurchased. No treasury shares were reissued except in accordance with Syngenta’s share based payment plans.

On January 29, 2016, the terms of Syngenta’s $1.5 billion committed, revolving, multi-currency syndicated credit facility were amended to increase its amount to $2.5 billion. The facility supports the Global Commercial Paper program which provides short-term funding for working capital fluctuations due to the seasonality of the business.

Note 12: Financial instruments

The following table shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument and a reconciliation to where they are presented on the balance sheet at June 30, 2017 and December 31, 2016. The fair value hierarchy is shown for those financial assets and liabilities that are carried at fair value in the condensed consolidated balance sheet.

Syngenta – July 26, 2017 / Page 16 of 20

	Carrying amount (based on measurement basis)
At June 30, 2017 ($m)	Fair value level 1	Fair value level 2	Total	Comparison fair value
Trade receivables, net:
Mandatorily measured at fair value through profit and loss			70	70
At amortized cost			6,132	6,132
Total			6,202	6,202
Derivative and other financial assets:
Derivative financial assets	8	171	179	179
Marketable securities	4	-	4	4
At amortized cost			210	210
Total			393	393
Financial and other non-current assets:
Equity investments at fair value through OCI	-	82	82	82
Derivative financial assets	-	25	25	25
Loans, receivables and pooled investments:
at fair value through profit and loss	48	5	53	53
at amortized cost			47	47
Other, not carried at fair value			250
Total			457
Current financial debt and other financial liabilities:
Derivative financial liabilities	-	155	155	155
Non-derivative financial liabilities at amortized cost			2,877	2,882
Total			3,032	3,032
Financial debt and other non-current liabilities:
Derivative financial liabilities	-	134	134	134
Non-derivative financial liabilities at amortized cost			2,725	2,575
Non-financial liabilities			33	-
Total			2,892

Syngenta – July 26, 2017 / Page 17 of 20

	Carrying amount (based on measurement basis)
At December 31, 2016 ($m)	Fair value level 1	Fair value level 2	Total	Comparison fair value
Trade receivables, net:
Mandatorily measured at fair value through profit and loss		103	103	103
At amortized cost			4,440	4,440
Total			4,543	4,543
Derivative and other financial assets:
Derivative financial assets	6	92	98	98
Marketable securities	53	-	53	53
At amortized cost			349	349
Total			500	500
Financial and other non-current assets:
Equity investments at fair value through OCI	1	75	76	76
Derivative financial assets	-	24	24	24
Loans, receivables and pooled investments:
at fair value through profit and loss	47	7	54	54
at amortized cost			47	47
Other, not carried at fair value			239
Total			440
Current financial debt and other financial liabilities:
Derivative financial liabilities	-	239	239	239
Non-derivative financial liabilities at amortized cost			808	808
Total			1,047	1,047
Financial debt and other non-current liabilities:
Derivative financial liabilities	-	190	190	190
Non-derivative financial liabilities at amortized cost			2,854	2,908
Non-financial liabilities			33	-
Total			3,077

The levels of fair value hierarchy used above are defined as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

Syngenta – July 26, 2017 / Page 18 of 20

The valuation techniques and inputs used by Syngenta to derive level 2 fair value measurements of the above financial assets and liabilities are as described in Note 29 to Syngenta’s 2016 annual consolidated financial statements.

At June 30, 2017, the fair values of equity securities at fair value through OCI which are level 3 measurements were $82 million (December 31, 2016: $75 million) and are shown in the level 2 column above. During the six month periods ended June 30, 2017 and 2016, there were no material movements in those equity securities or their fair values; no transfers between the fair value and amortized cost categories; no material transfers between level 1 and level 2 of the fair value hierarchy; nor into or out of level 3 of the fair value hierarchy.

Note 13: Commitments and contingencies

Litigation matters

On June 23, 2017, a jury awarded $217.7 million to the plaintiffs in the Kansas class action trial pending as part of the multi-district litigation (MDL) in the Federal Court for the District of Kansas. The award consisted of compensatory damages for economic losses arising from lower commodity prices alleged to have been caused by Syngenta’s commercialization of Viptera and Duracade corn seeds in the United States without first obtaining Chinese import approval on corn produced from such seeds. Syngenta intends to appeal this verdict. On June 28, 2017, a state court in Ohio ruled that Syngenta had no duty of care to the plaintiff ethanol producer with respect to the commercialization of these products and dismissed the plaintiff’s complaint. As of July 11, 2017, a total of approximately 4,428 lawsuits have been filed against Syngenta in state and federal courts in the United States relating to the commercialization of Viptera and Duracade. Syngenta believes that these cases are without merit and intends to continue to defend them vigorously, and has therefore provided for the costs of defense only. The outcome of each of these lawsuits remains subject to considerable uncertainty. Consequently, it is reasonably possible that the final resolution of some of these matters could require Syngenta to make expenditures which are material to its consolidated financial statements. The producer plaintiffs alleged compensatory damages on behalf of farmers nationwide in excess of $7 billion, while most of the non-producer plaintiffs have not yet submitted expert reports quantifying their alleged damages. Syngenta contests the legal and economic bases for these claims. The range of amounts of reasonably possible expenditures, as well as the period of time over which many of these expenditures may be made, cannot be reliably estimated.

Syngenta – July 26, 2017 / Page 19 of 20

Note 14: Related party transactions

Transactions between Syngenta and fellow subsidiaries of ChemChina, its ultimate parent company, during the period following the successful completion of the Offer to June 30, 2017 are as follows:

•	Goods and services provided to fellow subsidiaries of ChemChina $13 million

•	Goods and services provided by fellow subsidiaries of ChemChina to Syngenta $1 million

At June 30, 2017, Syngenta has accounts receivable from fellow subsidiaries of ChemChina of $14 million and accounts payable to fellow subsidiaries of ChemChina of $1 million.

On June 12, 2017 Syngenta divested and licensed the U.S. rights to certain products to Adama Celsius B.V, a fellow subsidiary of ChemChina, for cash consideration of $8 million, settled on the same date. As part of this agreement, Syngenta entered into a non-compete undertaking and under related agreements, will supply each of the products for the U.S. market to Makhteshim Agan of North America Inc., another fellow subsidiary. The terms of these agreements do not exceed five years. Pursuant to the agreements, Sales of inventory totalling $2 million were made by Syngenta to Adama Celsius B.V in the period ended June 30, 2017.

Note 15: Subsequent events

Acquisition of Syngenta AG shares by ChemChina

On July 13, 2017, following the purchase of additional Syngenta shares, ChemChina announced that its participation in Syngenta had exceeded 98 percent of Syngenta's share capital.

As a consequence, ChemChina has filed a petition with the Basel Appellate Court to cancel the remaining Syngenta shares that are not held by ChemChina or any of its affiliates. Holders of these Syngenta shares will receive the offer price of $465 per Syngenta share following completion of the court proceedings.

In parallel, Syngenta will apply for the de-listing from the SIX Swiss Exchange of its shares, to become effective promptly following completion of the court proceedings.

China import approval for Agrisure Duracade® corn trait

On July 17, 2017 Syngenta announced that it had received notification of import approval from the Chinese Ministry of Agriculture for food and feed use of corn containing its Agrisure Duracade® trait. Sales for the six months ended June 30, 2017 include $75 million license income, receipt of which Syngenta judged highly probable and which became unconditionally due to Syngenta on receipt of the above import approval.

Syngenta – July 26, 2017 / Page 20 of 20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	July 26, 2017	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Legal Counsel